SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32198

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

July 29, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of July 2016. A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 23, 2016, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street,

NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief

Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's

Office, 100 F Street, NE, Washington, DC 20549-8010.

American Republic Variable Annuity Account [File No. 811-04921]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on June 29, 2016 and amended on July 12, 2016.

Applicant's Address: 601 6th Avenue, Des Moines, Iowa 50309.

Stratus Fund Inc. [File No. 811-06259]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 10, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $67,531.59 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on June 30, 2016.

Applicant's Address: 6801 S. 27th Street, P.O. Box 82535, Lincoln, Nebraska 68501.

Fort Dearborn Income Securities, Inc. [File No. 811-02319]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to UBS Total Return Bond Fund and, on May 23, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $430,602.97 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on June 30, 2016 and amended on July 22, 2016.

Applicant's Address: One North Wacker Drive, Chicago, Illinois 60606.

American Real Estate Income Fund [File No. 811-22599]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 22, 2016 and March 30, 2016, applicant made liquidating distributions to its shareholders, based on net asset value. In-kind share distributions, which required re-registrations of shares in order to complete the distributions, were effected on various dates between March 30, 2016 and June 30, 2016. Expenses of $132,000 incurred in connection with the liquidation were paid by the applicant and applicant's investment adviser.

Filing Dates: The application was filed on March 31, 2016 and June 30, 2016.

Applicant's Address: 405 Park Avenue, 14th Floor, New York, New York 10022.

Capital Southwest Venture Corporation [File No. 811-01947]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 14, 2016, June 30, 2016, and July 8, 2016, applicant made liquidating distributions to its shareholders. Expenses of $36,944 incurred in connection with the liquidation were paid by an affiliate, Capital Southwest Corporation.

Filing Date: The application was filed on July 12, 2016.

Applicant's Address: 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240.

Iowa Public Agency Investment Trust [File No. 811-07696]

Summary: Applicant is a common law trust organized and operated as a diversified, open-end management investment company. Applicant states that it was established under Iowa law, which authorizes Iowa cities, counties, and municipal utilities to jointly invest their monies pursuant to a joint investment agreement.

Applicant states that in 1993 it voluntarily registered under the Act. Applicant states that at a meeting on February 27, 2016 its Board of Trustees determined that it was in the best interests of applicant to seek an order declaring that it has ceased to be an investment company. Applicant states that it is an instrumentality of the State of Iowa. Applicant further states that if an order for deregistration is granted it will continue to operate in reliance on the Section 2(b) exemption from registration under the Act.

Filing Date: The application was filed on July 21, 2016.

Applicant's Address: 1415 28th Street, Suite 200, West Des Moines, Iowa 50266.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                         Robert W. Errett
                                         Deputy Secretary